■ EX-99.1
Fair Disclosure: Signing MoU with KEPCO for fuel cells business
     On August 20, POSCO and Korea Electric Power Corporation (‘KEPCO’) have formed a partnership to develop hydrogen fuel cell generators. Through the agreement, POSCO and KEPCO will collaborate to develop and produce fuel cells power generators, as well as work together to market the products and to find a new energy source for the future.
     POSCO Power, the POSCO’s subsidiary, will additionally supply 2,400-kilowatt fuel cells to the KEPCO subsidiary, Korea South-East Power Co., Ltd. (KOSEP) by 2008.